SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of May, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Earnings Release - Copa Holdings Reports Record Earnings of US$48.6 Million and EPS of US$1.12 for 1Q07

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 05/16/2007	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO

Copa Holdings Reports Record Earnings of US$48.6 Million and EPS of US$1.12 for 1Q07

Panama City, Panama --- May 16, 2007. Copa Holdings, S.A. (NYSE: CPA), parent company of Copa Airlines and Aero Republica, today announced financial results for the first quarter of 2007 (1Q07). The terms “Copa Holdings" or "the Company" make reference to the consolidated entity, whose operating subsidiaries are Copa Airlines and Aero Republica. The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP.

OPERATING AND FINANCIAL HIGHLIGHTS

•	Copa Holdings reported record net earnings of US$48.6 million for 1Q07, representing diluted earnings per share of US$1.12 for 1Q07.

•	EBITDAR increased by 38.3% to US$79.5 million in 1Q07 from US$57.5 million in 1Q06, resulting in an EBITDAR margin of 32.8% in 1Q07.

•	Operating income for 1Q07 rose 45.6% to US$60.8 million from US$41.8 million in 1Q06. Operating margin came in at 25%, an increase of 3.3 percentage points above 1Q06.

•
Revenue passenger miles (RPMs) increased 23.5% from 1.16 billion in 1Q06 to 1.43 billion in 1Q07. Available seat miles (ASMs) increased 15.8% from 1.61 billion in 1Q06 to 1.87 billion in 1Q07. As a result, average load factor increased 4.8 percentage points to 76.4%.

•
Total revenues increased to US$242.7 million, representing growth of 26.6%. Passenger yield increased 3.3% to 16.1 cents and operating revenue per available seat mile (RASM) increased 9.4% to 13.0 cents.

•	Operating cost per available seat mile (CASM) increased 4.8% from 9.3 cents in 1Q06 to 9.7 cents in 1Q07. CASM excluding fuel increased 5.8% from 6.4 cents in 1Q06 to 6.7 cents in 1Q07.

•	On February 2, 2007 Copa Airlines signed a formal agreement with the SkyTeam Global Airline Alliance, a step towards the airline becoming an Associate member later in the year.

•	In 1Q07, Aero Republica continued its fleet renewal plan by taking delivery of three additional EMBRAER-190 aircraft and is currently operating a fleet of 9 MD-80’s and 4 EMBRAER-190’s.

•
In 1Q07, Aero Republica initiated service from the Colombian cities of Cali and Cartagena into Copa Airlines Hub of the Americas in Panama City. The airline has also announced a second daily frequency from Bogota to Panama City and connections beginning in 2Q07.

•
On May 2, 2007, Copa Airlines announced the acquisition of four new Boeing 737-800 aircraft and options for three more.  Copa Airlines now has firm orders for 19 aircraft (10 Boeing 737NG’s / 9 EMB-190’s) and purchase rights and options for an additional 22 aircraft (8 Boeing 737NG´s / 14 EMB-190´s).  On a consolidated basis, Copa Airlines and Aero Republica combined now have firm orders for 23 aircraft (10 Boeing 737 NG’s / 13 EMB-190’s) and purchase rights and options for 38 aircraft (8 Boeing 737 NG’s / 30 EMB-190’s).

•	For 1Q07, Copa Airlines reported an on-time performance of 91% and a flight-completion factor of 99.8%, placing the airline among the best in the industry.

•
For 2007, Copa Airlines has announced five of the six new destinations it plans to incorporate to its route network during the second half of the year, namely: Cordoba (Argentina), Guadalajara (Mexico), Port of Spain (Trinidad and Tobago), Punta Cana (Dominican Republic), and Washington D.C. By the end of 2007 Copa Airlines’ network will serve 42 cities in North, South and Central America and the Caribbean.

•	On May 9, the Board of Directors of Copa Holdings declared an annual dividend of 0.31 cents per share. The dividend is payable June 15, 2007, to stockholders of record as of May 31, 2007.

Consolidated Financial & Operating Highlights	1Q07	1Q06	% Change	4Q06	% Change
Revenue Passenger Miles (RPM) (mm)	1,427	1,155	23.5%	1,379	3.5%
Available Seat Miles (ASM) (mm)	1,868	1,614	15.8%	1,838	1.6%
Load Factor	76.4%	71.6%	4.8p.p.	75.0%	1.4p.p.
Yield	16.1	15.6	3.3%	16.0	0.6%
Passenger Revenue per ASM (US$ cents) (“PRASM”)	12.3	11.2	10.3%	12.0	2.5%
Operating Revenue per ASM (US$ cents) (“RASM”)	13.0	11.2	16.3%	12.9	0.6%
Operating Cost per ASM (US$ cents) (“CASM”)	9.7	9.3	4.8%	10.1	-3.7%
Operating Cost (excluding fuel) per ASM (US$ cents)	6.7	6.4	5.8%	7.0	-4.3%
Breakeven Load Factor	56.5%	55.8%	0.7p.p.	57.7%	-1.2p.p.
Operating Revenues (US$ mm)	242.7	191.7	26.6%	237.4	2.3%
EBITDAR (US$ mm) *	79.5	57.5	38.3%	71.1	11.8%
EBITDAR Margin *	32.8%	30.0%	2.8p.p.	30.0%	2.8p.p.
Operating Income (US$ mm)	60.8	41.8	45.6%	51.4	18.2%
Operating Margin	25.0%	21.8%	3.3p.p.	21.7%	3.4p.p.
Net Income (US$ mm)	48.6	32.3	50.5%	42.3	14.8%
Net Margin	20.0%	16.8%	3.2p.p.	17.8%	2.2p.p.
Earnings per Share - Basic (US$)	1.13	0.75	50.4%	0.99	14.8%
Earnings per Share - Diluted (US$)	1.12	0.75	48.4%	0.98	14.4%
Weighted Average Number of Shares - Basic (000)	42,817	42,813	0.0%	42,813	0.0%
Weighted Average Number of Shares - Diluted (000)	43,435	42,849	1.4%	43,304	0.3%

*EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. However, EBITDAR should not be considered in isolation, as a substitute for net income prepared in accordance with US GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies. A reconciliation of EBITDAR to consolidated net income is attached to this press release.

MANAGEMENT’S COMMENTS ON 1Q07 RESULTS

First quarter results marked a strong beginning to 2007. For the quarter, Copa Holdings consolidated traffic growth outpaced capacity growth, resulting in a consolidated load factor of 76.4%, an increase of 4.8 percentage points over 1Q06. This increase came mainly from Copa Airlines, which experienced a 20.8% capacity growth and a 28.2% increase in traffic. For the same period, Aero Republica’s load factor increased 1.3 percentage points year-over-year to 54.4%, on traffic growth of 2.9% and a 0.4% capacity expansion.

Copa Holdings reported record net earnings of US$48.6 million for 1Q07, a year-over-year growth of 50.5%. These earnings were obtained as a result of strong underlying demand for air travel in the region, which produced a substantial increase in load factors and yields in the face of a significant capacity expansion.

During the quarter, Copa Holdings experienced a 26.6% or US$51.0 million year over year increase in operating revenues, driven mainly by a 29.7% or US$45.0 million increase in Copa Airlines operating revenues and a 16.9% or US$6.8 million increase in Aero Republica operating revenues.

Operating costs for the quarter increased 21.3% or US$32.0 million, driven primarily by increased capacity. Total unit cost, as measured by operating cost per available seat mile, increased 4.8% to 9.7 cents. Excluding fuel expense, operating expenses rose 22.5% and unit costs increased 5.8% to 6.7 cents.

Consolidated earnings before interest, taxes, depreciation, amortization and rents ("EBITDAR") rose 38.3% to US$79.5 million from US$57.5 million in 1Q06. EBITDAR margins increased by 2.8 percentage points to 32.8%. Operating income rose 45.6% to US$60.8 million in 1Q07 from US$41.8 million in 1Q06, while operating margins increased 3.3 percentage points to 25%.

The Company ended the quarter with US$243.7 million in cash, cash equivalents, short-term and long-term investments, as well as approximately US$34.5 million in committed credit lines. Total debt amounted to US$703.0 million, which relates for the most part to aircraft and equipment financing.

Looking forward to the remainder of 2007, we expect healthy demand patterns to continue, benefiting from the ongoing strength in the regional economy and the growing preference of Copa Airlines’ Hub of the Americas as the best option for intra-Latin America travel. Consolidated capacity is expected to increase by approximately 20% year-over-year, driven mainly by 25% Copa Airlines capacity growth.

Copa Airlines operational plan includes the addition of six new destinations for 2007, as well as increased frequencies to current destinations. These new frequencies and destinations will begin in the second half of 2007 when Copa Airlines will take delivery of seven new aircraft: two Boeing 737-800’s and five EMBRAER-190’s.

For the quarter, Aero Republica recorded operating earnings of US$3.9MM, representing an operating margin of 8.3%. Their results benefited from higher yields and lower costs related to lower jet fuel costs and the timing of major overhaul events.

Aero Republica continues to execute its transition plan aimed at strengthening its competitive and financial position. The principal initiative of this plan includes the modernization of Aero Republica´s fleet by re,placing less efficient MD-80 aircraft with modern and efficient EMBRAER-190 aircraft. During the months of December 2006 and January 2007, Aero Republica received its first four EMBRAER-190 aircraft and will be receiving an additional four during the second half of 2007, to end the year with a fleet of eight EMBRAER-190’s and six MD-80’s.

We expect the right-sizing and modernization of Aero Republica´s fleet throughout 2007 will lead to increased operational efficiencies, higher load factors and a superior product offering for the Colombian market. Additionally, Aero Republica has increased its international connectivity with Copa Airlines’ Hub of The Americas through the addition of daily flights from the Colombian cities of Bogota, Cali and Cartagena. With these new flights Aero República now provides international connectivity into Copa Airlines’ Hub from four major Colombian cities.

Going forward, we expect Copa Airlines will continue gaining and solidifying its advantage of having the most extensive network for intra-Latin American travel, being complemented by Aero República’s presence and connectivity in the Colombian market.

CONSOLIDATED FIRST QUARTER RESULTS

Operating revenue

Consolidated revenue for 1Q07 totaled US$242.7 million, a 26.6% or US$51.0 million increase over operating revenue of US$191.7 million in 1Q06, mainly due to a 29.7% or US$45.0 million increase in Copa Airlines’ operating revenue and a 16.9% or US$6.8 million increase in Aero Republica’s operating revenue.

Copa Airlines operating revenue

Copa Airlines operating revenue for 1Q07 totaled US$196.6 million, a 29.7% increase over operating revenue of US$151.6 million in 1Q06. This increase was primarily due to a 31.1% increase in passenger revenue.

Passenger revenue. For 1Q07 passenger revenue totaled US$185.7 million a 31.1% increase over passenger revenue of US$141.6 million in 1Q06. This increase resulted from growth in capacity (ASMs increased by 20.8% in 1Q07 as compared to 1Q06), a higher load factor (load factor increased from 77.6% in 1Q06 to 82.4% in 1Q07), and an increase in passenger yield which rose by 2.3% to 15.4 cents.

Cargo, mail and other. Cargo, mail and other totaled US$11.0 million in 1Q07, a 9.4% increase over cargo, mail and other of US$10.0 million in 1Q06.

AeroRepública operating revenue

During 1Q07, Aero Republica generated operating revenue of US$47.1 million, representing a 16.9% increase over 1Q06. This increase resulted mainly from an US$5.8 million or 15% increase in passenger revenue. During the quarter Aero Republica’s capacity (ASMs) increased by 0.4%, while traffic (RPMs) increased by 2.9%, representing a load factor of 54.4% or 1.3 points above 1Q06.

Operating expenses

For 1Q07, consolidated operating expenses totaled US$182.0 million, a 21.3% increase over operating expenses of US$150.0 million for 1Q06. Operating cost per available seat mile (CASM) increased 4.8% from 9.3 cents in 1Q06 to 9.7 cents in 1Q07. An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 1Q07, aircraft fuel totaled US$55.9 million, a US$8.8 million or 18.7% increase over aircraft fuel of US$47.1 million in 1Q06. This increase was primarily a result of a 12.9% increase in gallons consumed resulting from increased capacity, a 5.2% increase in the average price per gallon of jet fuel (all-in), which net of hedges averaged US$2.09 in 1Q07 vs. US$1.99 in 1Q06.
Salaries and benefits. For 1Q07, salaries and benefits totaled US$26.7 million, a 37.6% increase over salaries and benefits of US$19.4 million in 1Q06. This increase was mainly a result of an overall increase in operating headcount to support increased capacity, increased profit sharing expenses and the effect of the stock compensation program that was implemented pursuant to the Company’s initial public offering.
Passenger servicing. For 1Q07, passenger servicing totaled US$17.9 million, a 22.5% increase over passenger servicing of US$14.6 million in 1Q06. This increase was primarily a result of an increase in passengers carried.
Commissions. For 1Q07, commissions totaled US$14.8 million, a 13.1% increase over commissions of US$13.1 million in 1Q06. This increase was primarily a result of higher passenger revenue partially offset by lower average commission rates in both Copa Airlines and Aero Republica.
Reservations and sales. Reservations and sales totaled US$11.0 million, a 33.1% increase over reservation and sales of US$8.3 million in 1Q06. This increase was primarily a result of more passengers carried and higher rates related to global distribution systems.
Maintenance, material and repairs. For 1Q07, maintenance, material and repairs totaled US$11.1 million, an 8.2% increase over maintenance, material and repairs of US$10.3 million in 1Q06. This increase was primarily a result of increased capacity, partially offset by the timing of major overhaul events at Aero Republica.

Depreciation. Depreciation totaled US$8.0 million in 1Q07, a 47.6% increase over depreciation of US$5.4 million in 1Q06. This increase was primarily related to the depreciation of new aircraft and spares.
Aircraft rentals. For 1Q07, aircraft rentals totaled US$9.2 million, a 3.4% increase over aircraft rentals of US$8.9 million in 1Q06.
Flight operations, landing fees and other rentals. Combined, flight operations, landing fees and other rentals increased 18.1% from US$13.3 million in 1Q06 to US$15.7 million in 1Q07, primarily as a result of increased capacity and higher user fee rates.
Other. Other expenses totaled US$11.6 million in 1Q07, an increase of 21.1% over US$9.6 million in 1Q06., mostly related to Aero Republica initiatives.

Copa Airlines operating expenses

Copa Airlines’ operating expenses increased 26.3% to US$139.8 million from US$110.6 million in 1Q06. Operating expenses per available seat mile increased 4.6% to 9.5 cents in 1Q07 from 9.1 cents in 1Q06. Excluding fuel costs, operating expenses per available seat mile increased 3.3% from 6.4 cents in 1Q06 to 6.6 cents in 1Q07.

Aircraft fuel. For 1Q07, aircraft fuel totaled US$42.2 million, a 30.1% increase over aircraft fuel expense of US$32.5 million in the same period in 2006. This increase was primarily a result of a 21.6% increase in gallons consumed resulting from increased capacity and a 7.3% increase in the average price per gallon of jet fuel (all-in), which net of hedges averaged US$2.09 in 1Q07 vs. US$1.95 in 1Q06.
Salaries and benefits. For 1Q07, salaries and benefits totaled US$21.1 million, a 36.8% increase over salaries and benefits of US$15.4 million in the same period in 2006. This increase was mainly a result of an overall increase in operating headcount to support increased capacity, increased profit sharing expenses and the effect of the stock compensation program that was implemented pursuant to the Company’s initial public offering.
Passenger servicing. Passenger servicing totaled US$15.0 million for 1Q07, a 24.6% increase over passenger servicing of US$12.0 million in 1Q06. This increase was primarily a result of Copa Airlines’ 19.9% increase in carried passengers.
Commissions. Commissions totaled US$11.1 million for 1Q07, a 21.4% increase over commissions of US$9.2 million in 1Q06. This increase was primarily a result of a 31.1% increase in passenger revenue, partially offset by a lower average commission rate.
Reservations and sales. Reservations and sales totaled US$8.7 million, a 28.5% increase over reservation and sales of US$6.8 million in 1Q06. This increase was primarily a result of more passengers carried and an increase in the average rate charged by global distribution systems.
Maintenance, materials and repairs. Maintenance, materials and repairs totaled US$7.8 million in 1Q07, a 37.4% increase over maintenance, materials and repairs of US$5.7 million in 1Q06. This increase resulted from higher capacity and more major overhaul events during the period.
Depreciation. Depreciation totaled US$7.0 million in 1Q07, a 34.6% increase over depreciation of US$5.2 million in 1Q06. This increase was primarily related to depreciation of new aircraft and spares.
Aircraft rentals. Aircraft rentals totaled US$6.0 million in 1Q07, a 2.1% increase over aircraft rentals in 1Q06.
Flight operations, landing fees and other rentals. Combined, flight operations, landing fees and other rentals increased 20.3% from US$10.6 million in 1Q06 to US$12.8 million in 1Q07, primarily as a result of higher capacity and higher air to ground communication fees..
Other. Other expenses totaled US$8.0 million in 1Q07, an 8.5% increase over other expenses of US$7.4 million in 1Q06.

AeroRepública operating expenses

AeroRepública’s operating expenses increased 9.3% to US$43.2 million in 1Q07 from US$39.5 million in 1Q06. Operating expenses per available seat mile increased 8.9% to 10.8 cents in 1Q07 from 9.9 cents in 1Q06. Excluding fuel costs, operating expenses per available seat mile increased 18.2% from 6.2 cents in 1Q06 to 7.4 cents in 1Q07, mainly due to increased salaries and benefits, other operating expenses and reservation and sales expenses.

Non-operating income (expense)

Consolidated non-operating expenses totaled US$7.9 million in 1Q07, a 45.3% decrease over non-operating expenses of US$5.4 million in 1Q06.

Interest expense. Interest expense totaled US$9.8 million in 1Q07, a 56.9% increase over interest expense of US$6.3 million in 1Q06, mostly as a result of increased aircraft related debt.
Interest capitalized. Interest capitalized totaled US$0.5 million in 1Q07, a 4.5% increase over interest expense of US$0.5 million in 1Q06.
Interest income. Interest income totaled US$2.5 million, a 101.4% increase over interest income of US$1.3 million in 1Q06, mostly a result of increased cash, cash equivalents and investments.
Other, net. Other net totaled US$1.1 million in 1Q07.

OUTLOOK FOR 2007

Based on 1Q07 results and our expectations for the remainder of the year, we are revising upwards our guidance for full year 2007:

Financial Outlook (US GAAP)	2007 - Full Year Prior	2007 - Full Year Revised
ASM´s (billion)	+/- 8.2	+/- 8.2
Average Load Factor	+/- 74%	+/- 75%
RASM (cents)	+/- 12.6	+/- 12.8
CASM Ex-fuel (cents)	+/- 6.7	+/- 6.8
Operating Margin	20% - 21.5%	20.5% - 22%

About Copa Holdings
Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of international airline passenger and cargo service. Copa Airlines currently offers approximately 110 daily scheduled flights to 36 destinations in 21 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through flights from Bogota, Cali and Medellin.

CONTACT: Copa Holdings S.A.
Investor Relations:
Ph: (507) 304-2677
e-mail: investorrelations@copaair.com
www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice

Operating data
US GAAP - Unaudited

	Unaudited	Unaudited	%		Unaudited	%
	1Q07	1Q06	Change		4Q06	Change

Copa Holdings (Consolidated)
Revenue passengers carried (thousands)	1,121	1,055	6.2%		1,248	-10.2%
Revenue passengers miles (RPMs) (mm)	1,427	1,155	23.5%		1,379	3.5%
Available seat miles (ASMs) (mm)	1,868	1,614	15.8%		1,838	1.6%
Load factor	76.4%	71.6%	4.8	p.p.	75.0%	1.4	p.p.
Break-even load factor	56.5%	55.8%	0.7	p.p.	57.7%	-1.2	p.p.
Yield (US$ cents)	16.1	15.6	3.3%		16.0	0.6%
Operating revenue per ASM (US$ cents) (RASM)	13.0	11.9	9.4%		12.9	0.6%
Operating expenses per ASM (US$ cents) (CASM)	9.7	9.3	4.8%		10.1	-3.7%
Operating Cost (excluding fuel) per ASM (US$ cents)	6.7	6.4	5.8%		7.0	-4.3%
Fuel gallons consumed (mm)	26.5	23.4	12.9%		26.3	0.6%
Average price of Fuel - Net of Hedges (US$)	2.09	1.99	5.2%		2.1	-1.4%

Copa Segment
Revenue passengers miles (RPMs) (mm)	1,209	943	28.2%		1,115	8.5%
Available seat miles (ASMs) (mm)	1,468	1,215	20.8%		1,426	3.0%
Load factor	82.4%	77.6%	4.7	p.p.	78.2%	4.2	p.p.
Break-even load factor	55.9%	55.3%	0.6	p.p.	55.0%	0.9	p.p.
Yield (US$ cents)	15.4	15.0	2.3%		15.7	-2.2%
Operating revenue per ASM (US$ cents) (RASM)	13.4	12.5	7.4%		13.2	1.5%
Operating expenses per ASM (US$ cents) (CASM)	9.5	9.1	4.6%		9.8	-3.2%
Operating Cost (excluding fuel) per ASM (US$ cents)	6.6	6.4	3.3%		6.9	-4.1%
Fuel gallons consumed (mm)	19.9	16.4	21.6%		19.3	2.9%
Average price of Fuel - Net of Hedges (US$)	2.09	1.95	7.3%		2.1	-1.1%

AeroRepublica Segment
Revenue passengers miles (RPMs) (mm)	218	212	2.9%		265	-17.7%
Available seat miles (ASMs) (mm)	400	399	0.4%		413	-3.1%
Load factor	54.4%	53.1%	1.3	p.p.	64.1%	-9.7	p.p.
Break-even load factor	54.3%	54.6%	10.3	p.p.	65.1%	-10.8	p.p.
Yield (US$ cents)	20.5	18.3	11.8%		17.4	17.6%
Operating revenue per ASM (US$ cents) (RASM)	11.8	10.1	16.4%		12.0	-2.2%
Operating expenses per ASM (US$ cents) (CASM)	10.8	9.9	8.9%		11.2	-3.5%
Operating Cost (excluding fuel) per ASM (US$ cents)	7.4	6.2	18.2%		7.6	-2.8%
Fuel gallons consumed (mm)	6.6	7.1	-7.0%		7.0	-5.8%
Average price of Fuel - Net of Hedges (US$)	2.08	2.07	0.5%		2.12	-2.0%

Copa Holdings
Income Statement - US GAAP
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	1Q07	1Q06	Change	4Q06	Change
Operating Revenues
Passenger Revenue	230,271	180,358	27.7%	221,133	4.1%
Cargo, mail and other	12,479	11,368	9.8%	16,218	-23.1%
Total Operating Revenue	242,750	191,726	26.6%	237,351	2.3%

Operating Expenses
Aircraft fuel	55,912	47,110	18.7%	56,353	-0.8%
Salaries and benefits	26,749	19,446	37.6%	26,404	1.3%
Passenger servicing	17,932	14,634	22.5%	17,901	0.2%
Commissions	14,813	13,101	13.1%	15,620	-5.2%
Reservations and sales	10,997	8,265	33.1%	10,094	8.9%
Maintenance, material and repairs	11,134	10,287	8.2%	13,912	-20.0%
Depreciation	7,995	5,417	47.6%	7,458	7.2%
Flight operations	9,410	7,713	22.0%	9,265	1.6%
Aircraft rentals	9,163	8,861	3.4%	9,518	-3.7%
Landing fees and other rentals	6,256	5,555	12.6%	6,546	-4.4%
Other	11,590	9,574	21.1%	12,849	-9.8%
Total Operating Expense	181,951	149,963	21.3%	185,920	-2.1%

Operating Income	60,799	41,763	45.6%	51,431	18.2%

Non-operating Income (Expense):
Interest expense	-9,848	-6,278	56.9%	-8,190	20.2%
Interest capitalized	531	508	4.5%	361	47.1%
Interest income	2,542	1,262	101.4%	2,467	3.0%
Other, net	-1,097	-909	20.7%	-264	315.5%
Total Non-Operating Income/(Expense)	-7,872	-5,417	45.3%	-5,626	39.9%

Income before Income Taxes	52,927	36,346	45.6%	45,805	15.5%

Provision for Income Taxes	4,361	4,066	7.3%	3,491	24.9%

Net Income	48,566	32,280	50.5%	42,314	14.8%

Basic EPS	1.13	0.75	50.4%	0.99	16.0%
Basic Shares	42,816,678	42,812,500	0.0%	42,812,500	0.0%

Diluted EPS	1.12	0.75	48.4%	0.98	15.7%
Diluted Shares	43,435,044	42,849,329	1.4%	43,303,549	0.3%

Copa Holdings
Balance Sheet - US GAAP
(US$ Thousands)

	March 31,	December 31,	March 31,
	2007	2006	2006
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$190,158	$169,880	$98,198
Restricted cash and cash equivalents	0	0	0
Short-term investments	27,500	27,500	16,621
Total cash, cash equivalents and short-term investments	217,658	197,380	114,819

Accounts receivable, net of allowance for doubtful accounts	80,628	60,319	56,579
Accounts receivable from related parties	2,270	1,818	260
Expendable parts and supplies, net of allowance for obsolescence	9,748	8,667	4,930
Prepaid expenses	19,017	19,729	16,374
Other current assets	8,015	5,877	4,436
Total Current Assets	337,336	293,790	197,398

Long-term investments	26,036	29,032	29,124

Property and Equipment:
Owned property and equipment:
Flight equipment	948,680	857,598	631,129
Other equipment	44,065	43,713	37,882
	992,745	901,311	669,011
Less: Accumulated depreciation	(111,181)	(104,178)	(85,376)
	881,564	797,133	583,635
Purchase deposits for flight equipment	73,849	65,150	59,673
Total Property and Equipment	955,413	862,283	643,308

Other Assets:
Net pension asset	759	645	1,355
Goodwill	21,392	20,929	20,461
Intangible asset	32,640	31,933	31,220
Other assets	16,233	15,553	12,420
Total Other Assets	71,024	69,060	65,456
Total Assets	$1,389,809	$1,254,165	$935,286

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$103,154	$91,453	$70,678
Accounts payable	47,799	47,627	36,352
Accounts payable to related parties	8,242	8,819	7,635
Air traffic liability	116,730	116,812	85,796
Taxes and interest payable	34,688	30,450	25,979
Accrued expenses payable	33,317	34,268	18,842
Other current liabilities	2,836	9,104	3,601
Total Current Liabilities	346,766	338,533	248,883

Non-Current Liabilities:
Long-term debt	599,851	529,802	393,541
Post employment benefits liability	1,792	1,701	1,404
Other long-term liabilities	8,023	7,713	8,059
Deferred tax liabilities	4,933	4,557	5,309
Total Non-Current Liabilities	614,599	543,773	408,313

Commitments and Contingencies	-	-	-

Total Liabilities	961,365	882,306	657,196

Shareholders' Equity:
Class A - 30,159,719 shares issued and outstanding	20,586	20,501	20,501
Class B - 12,778,125 shares issued and outstanding	8,722	8,722	8,722
Additional paid in capital	3,473	2,669	-
Retained earnings	392,816	344,249	250,142
Accumulated other comprehensive loss	2,847	(4,282)	(1,275)
Total Shareholders' Equity	428,444	371,859	278,090
Total Liabilities and Shareholders' Equity	$1,389,809	$1,254,165	$935,286

COPA HOLDINGS, S.A. - EBITDAR RECONCILIATION
(Figures in US$ thousands)

	1Q07	4Q06	1Q06

Net Income	$48,566	$42,314	$32,280

Interest Expense	(9,848)	(8,190)	(6,278)
Capitalized Interest	531	361	508
Interest Income	2,542	2,467	1,262
Income Taxes	(4,361)	(3,491)	(4,066)

EBIT	59,702	51,167	40,854

Depreciation and Amortization	7,995	7,458	5,417

EBITDA	67,697	58,625	46,271

Aircraft Rent	9,163	9,518	8,861
Other Rentals	2,685	2,988	2,368

EBITDAR	$79,546	$71,131	$57,500